December 30, 2024

VIA EDGAR

To:	Mr. Uwem Bassey
Ms. Jan Woo
Ms. Melissa Kindelan
Mr. Chris Dietz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	iOThree Limited
Registration Statement on Form F-1
File No.: 333-276674

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iOThree Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on December 31, 2024, or as soon as thereafter practicable.

Please contact Yujia Wei of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 110, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

iOThree Limited

/s/ Fui Chu Lo
By:	Fui Chu Lo
Title:	Chief Financial Officer